THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL:954-599-3672
                                FAX: 954-974-5720

December 29 , 2008

Amanda McManus
Branch Chief-Legal
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

Re: TheWebDigest Corp. Registration Statement on Form S-1/Amendment No 5 File # 333-151485

Dear Ms. McManus:

Pursuant to our discussion on December 19, 2008 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment No. 5 and keyed our answers for your review.

   1. We have relocated the disclosures of "investing in our common stock involves a high degree of risk" and "neither the Securities and Exchange Commission, nor any state securities commission." Additionally, we have eliminated the duplications of the same disclosures within other locations of the Prospectus.

   2. We have filed as exhibit 10.1 an updated agreement with SCG Incorporated. After our discussions on December 19, 2008, we had a comprehensive meeting with our independent contractor and reworked our arrangements whereby the completion of the five (5) web sites will be March 31, 2009 (rather than December 31, 2008). We determined the sophistication and requirements of our web portals require additional web site development.

   3. We included the language of "link exchanges" to better explain our arrangements with our sponsors. In other words, our sponsors web sites will have cross-linked to our web portal whereby the ultimate user can click straight through to our web site. Additionally, our web site will have linkage (link exchange back to the sponsor site) so that our users will have hyperlinks accordingly.

   4. As requested, we included that the independent contractor will be providing the copyright approved content for our initial five (5) web sites. Please note that this is included also in Exhibit 10.1 as filed.

   5. As requested, we better defined what the sole officer and director responsibilities are as it specifically pertains to the funding if in fact the $23,500 net proceeds are not fully funded.

   6. We updated dates (December 28, 2008) under certain captions of the prospectus: "PRINCIPAL SHAREHOLDERS", "THE SHARES AVAILABLE FOR FUTURE SALE" and "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS."

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The undersigned registrant acknowledges that:

      o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.


If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Steve Adelstein

Steve Adelstein, Chairman, President, Secretary and CFO of TheWebDigest Corp.

CC: Ms. Michelle Lacko, Staff Attorney, Division of Corporation Finance

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